Everest
155 N. Lake Ave., #1000
Pasadena, CA 91101
Tel: 626-585-5920
Fax: 626-585-5929


December 4, 2003


TO HOLDERS OF ORIGINAL UNITS OF
INCOME GROWTH PARTNERS, LTD. X

     Re: Offer to Purchase Original Units for $1,200 Per Unit

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE up to 700 Original Units of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership") at a cash purchase price of $1,200 per Original Unit, without interest, less the amount of distributions made to you after the date of the Offer. No transfer fees will be deducted.

     Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o $1,200 per Original Unit exceeds the original investment amount for the Original Units by $200 per Unit. Unit Holders who invested in the Partnership when it was organized in 1988 are finally able to recover more than their original investment in such units.

     o The Offer price exceeds by $200 per Unit (20%) the highest prior offer for Original Units of which Purchaser is aware.

     o No distributions can be made on the Original Units until approximately $3.6 Million ($445 per unit) more is distributed on the Class A Units, which would take almost 4 years at the current rate of distributions made on the Class A Units. No distributions have ever been made on the Original Units.

     o The General Partner has stated that the Partnership would not be completely liquidated before 2005. Unit Holders who hold Units in custodial accounts (e.g., IRA's) may save annual custodian fees for one or two years by selling their Units now rather than wait for the Partnership to liquidate and terminate.

     The General Partner just announced it has accepted offers to sell the properties, subject to the buyers' due diligence review, for a combined price of $63.4 Million and that the net proceeds to Unit Holders from a sale at that price are estimated to be between $1,800 and $1,900 per Original Unit. The General Partner has also stated that there is no assurance that the sales will be consummated and that no proceeds would be distributed before 2004. We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is scheduled to expire on January 6, 2003. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                            Very truly yours,

                                            EVEREST MANAGEMENT, LLC